Exhibit 99.1

MEDIROM Healthcare Technologies Inc. Announces Pricing of Public Offering

TOKYO, JAPAN, December 9, 2024 (GLOBE NEWSWIRE) – MEDIROM Healthcare Technologies Inc. (NASDAQ: MRM), “MEDIROM”, a holistic healthcare company that operates over 300 wellness salons across Japan and provides healthcare services, today announced the pricing of a public offering of 2,860,000 American Depositary Shares at a public offering price of $1.75 per share, for gross proceeds of approximately $5,000,000, before deducting underwriting discounts and offering expenses. In addition, MEDIROM has granted the underwriters a 45-day option to purchase up to an additional 429,000 American Depositary Shares to cover over-allotments at the public offering price, less the underwriting discount. The Offering is expected to close on December 11, 2024, subject to the satisfaction of customary closing conditions.

MEDIROM intends to use the proceeds for working capital and general corporate purposes, which may include investments, acquisitions, or strategic collaborations to expand its customer base, as well as marketing of new services.

ThinkEquity is acting as sole book-running manager for the offering.

A registration statement on Form F-1 (File No. 333-281771) relating to the shares was filed with the Securities and Exchange Commission (“SEC”) and became effective on December 9, 2024. This offering is being made only by means of a prospectus. Copies of the final prospectus may be obtained from ThinkEquity, 17 State Street, 41st Floor, New York, New York 10004.

This press release shall not constitute an offer to sell or a solicitation of an offer to buy, nor shall there be any sale of these securities in any state or jurisdiction in which such an offer, solicitation or sale would be unlawful prior to registration or qualification under the securities laws of any such state or jurisdiction.

About MEDIROM Healthcare Technologies Inc.

MEDIROM, a holistic healthcare company, operates over 300 wellness salons across Japan, Re.Ra.Ku® being its leading brand, and provides healthcare services. In 2015, MEDIROM entered the health tech business and launched new healthcare programs using an on-demand training app called “Lav®”, which is developed by MEDIROM. MEDIROM also entered the device business in 2020 and has developed a smart tracker “MOTHER Bracelet®”. In 2023, MEDIROM launched REMONY, a remote monitoring system for corporate clients, and has received orders from a broad range of industries, including nursing care, transportation, construction, and manufacturing, among others. MEDIROM hopes that its diverse health-related product and service offerings will help it collect and manage healthcare data from users and customers and enable it to become a leader in big data in the healthcare industry. For more information, visit https://medirom.co.jp/en.

Forward-Looking Statements Regarding MEDIROM

Certain statements in this press release are forward-looking statements for purposes of the safe harbor provisions under the U.S. Private Securities Litigation Reform Act of 1995. Forward-looking statements may include estimates or expectations about MEDIROM’s possible or assumed operational results, financial condition, business strategies and plans, market opportunities, competitive position, industry environment, and potential growth opportunities. In some cases, forward-looking statements can be identified by terms such as “may,” “will,” “should,” “design,” “target,” “aim,” “hope,” “expect,” “could,” “intend,” “plan,” “anticipate,” “estimate,” “believe,” “continue,” “predict,” “project,” “potential,” “goal,” or other words that convey the uncertainty of future events or outcomes. These statements relate to future events or to MEDIROM’s future financial performance, and involve known and unknown risks, uncertainties and other factors that may cause MEDIROM’s actual results, levels of activity, performance, or achievements to be different from any future results, levels of activity, performance or achievements expressed or implied by these forward-looking statements. You should not place undue reliance on forward-looking statements because they involve known and unknown risks, uncertainties and other factors which are, in some cases, beyond MEDIROM’s control and which could, and likely will, affect actual results, levels of activity, performance or achievements. Any forward-looking statement reflects MEDIROM’s current views with respect to future events and is subject to these and other risks, uncertainties and assumptions relating to MEDIROM’s operations, results of operations, growth strategy and liquidity.

Contact:

Investor Relations Team

E-mail:ir@medirom.co.jp